1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 21, 2015

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QS Legg Mason Defensive Growth Fund (QS Legg Mason Lifestyle Allocation 30% prior to June 1, 2015) (“Defensive Growth”),

QS Legg Mason Conservative Growth Fund (QS Legg Mason Lifestyle Allocation 50% prior to June 1, 2015) (“Conservative Growth”),

QS Legg Mason Moderate Growth Fund (QS Legg Mason Lifestyle Allocation 70% prior to June 1, 2015) (“Moderate Growth”) and

QS Legg Mason Growth Fund (QS Legg Mason Lifestyle Allocation 85% prior to June 1, 2015) (“Growth”) (collectively, the “Funds”), each a series of Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 331 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on March 13, 2015 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of June 1, 2015. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Dianne E. O’Donnell on April 16, 2015. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Capitalized terms have the meanings assigned in the Prospectus unless otherwise defined in this letter.

Comment No. 1: You asked the Trust to justify the inclusion of footnote 3 related to the small account fee in the fee table for each Fund.

Response: Instruction 2(d) to Item 3 of Form N-1A states that “[i]f an account fee is charged only to accounts that do not meet a certain threshold (e.g., accounts under $5,000), a Fund may include the threshold in a parenthetical to the caption or footnote to the table.” The Trust respectfully submits that this instruction permits the inclusion of footnote 3 to the fee table.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2: You asked the Trust to justify the inclusion of footnote 4 on estimated expenses for Class FI and/or R1 shares in the fee table for each Fund.

Response: Instruction 6(b) to Item 3 of Form N-1A states that “New Funds” should “[d]isclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current year.” Although the Fund is not a “New Fund” as defined in Form N-1A, Class FI and/or R1 shares do not have any assets, similar to a New Fund. The Trust includes the footnote to explain that since Class FI and/or R1 shares have no assets, “Other Expenses” for Class FI and/or R1 shares are estimated. The Trust respectfully submits that this instruction permits the inclusion of footnote 4 to the fee table.

Comment No. 3: You asked the Trust to confirm supplementally that the fee waiver is reflected in the expense example for each Fund only for the period when the waiver is in effect.

Response: The Trust confirms that the fee waiver is reflected in the expense example only for the period when the waiver is in effect, that is, June 1, 2015 through December 31, 2016.

Comment No. 4: You asked the Trust to disclose more information about “equity-related” securities for each Fund and about the underlying funds generally.

Response: The requested change has been made by including the language below under “Principal investment strategies” for each Fund and in the “More on the funds’ investment strategies, investments and risks – Principal investment strategies” section of the Prospectus:

The underlying funds have a range of investment styles and focuses. The underlying funds may invest in foreign and emerging markets and engage in derivative transactions. The underlying equity funds may include exposure to any market cap or investment style including alternative investments (such as commodities, real estate assets and infrastructure assets). The underlying equity funds may employ strategies similar to those used by hedge funds, which may have a low correlation to broad stock market movements or take both long and short positions in equity securities. The underlying fixed income funds include funds investing in any sector, region or style, including foreign fixed income strategies, currency strategies, inflation-indexed securities, structured credit and distressed debt. The underlying funds may take both long and short positions in fixed income securities. Such funds may also seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. The fixed income funds may also invest in securities having maturities of any length and any credit quality, including securities rated below investment grade (commonly known as “junk bonds”). The portfolio managers may invest the portfolio’s assets in underlying funds that have a limited performance history.

Comment No. 5: You asked the Trust to expand the disclosure on how the portfolio managers decide what to buy and sell.

Response: The Trust respectfully submits that the current disclosure under “More on the funds’ investment strategies, investments and risks – Selection process” is adequate.

Comment No. 6: You asked the Trust whether counterparty risk should be disclosed as a principal risk for each Fund since each Fund may invest in underlying funds that invest in derivatives.

Response: The Trust respectfully submits that the current disclosure is adequate. In the “Principal risks” section for each Fund, the “Derivatives risk” disclosure notes that the counterparty may default on its obligations. In addition, in the “More on the funds’ investment strategies, investments and risks – Risks of investments in the underlying funds” section of the Funds’ Prospectus, “Counterparty risk” is already included.

Comment No. 7: You asked the Trust whether “Foreign and emerging market risk” was a principal risk of each Fund because investing in foreign and emerging markets is not a principal strategy of the Funds.

Response: The Trust confirms that “Foreign and emerging market risk” should be disclosed as a principal risk for each Fund because each Fund is permitted to invest in underlying funds that invest substantially in foreign and emerging market securities.

Comment No. 8: You asked whether high yield bond risk should be disclosed since the Funds may invest in underlying funds that may invest substantially in high yield or junk bonds.

Response: The requested disclosure has been added as follows to the “Principal risks” section for each Fund:

High yield (“junk”) bonds risk. High yield bonds are generally subject to greater credit risks than higher-grade bonds. High yield bonds are considered speculative, tend to be less liquid and are more difficult to value than higher grade securities. High yield bonds tend to be volatile and more susceptible to adverse events and negative sentiments and may be difficult to sell at a desired price, or at all, during periods of uncertainty or market turmoil.

The requested disclosure has been added as follows to the “More on the funds’ investment strategies, investments and risks” section of the Funds’ Prospectus:

High yield (“junk”) bonds risk. High yield bonds, often called “junk” bonds, have a higher risk of issuer default or may be in default and are considered speculative. Changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of such securities to make principal and interest payments than is the case for higher grade debt securities. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. High yield bonds may also be less liquid than higher-rated securities, which means an underlying fund may have difficulty selling them at times, and it may have to apply a greater degree of judgment in establishing a price for purposes of valuing fund shares. High yield bonds generally are issued by less creditworthy issuers. Issuers of high yield bonds may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of high yield bond holders, leaving few or no assets available to repay high yield bond holders. An underlying fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer. High yield bonds frequently have redemption features that permit an issuer to repurchase the security from an underlying fund before it matures. If the issuer redeems high yield bonds, an underlying fund may have to invest the proceeds in bonds with lower yields and may lose income.

Comment No. 9: You asked the Trust to provide Tandy representations.

Response: Tandy representations are provided in a separate letter from the Trust.

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1232, Dianne E. O’Donnell at (212) 728-8558 or Benjamin J. Haskin at (202) 303-1124.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Barbara J. Allen, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Dianne E. O’Donnell, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

May 21, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 331 to the Registration Statement

on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Trust’s responses to the Staff’s comments to Post-Effective Amendment No. 331 to the Registration Statement on Form N-1A of the Trust on behalf of QS Legg Mason Defensive Growth Fund (QS Legg Mason Lifestyle Allocation 30% prior to June 1, 2015), QS Legg Mason Conservative Growth Fund (QS Legg Mason Lifestyle Allocation 50% prior to June 1, 2015), QS Legg Mason Moderate Growth Fund (QS Legg Mason Lifestyle Allocation 70% prior to June 1, 2015) and QS Legg Mason Growth Fund (QS Legg Mason Lifestyle Allocation 85% prior to June 1, 2015) (collectively, the “Funds”), each a series of the Trust, as filed with the Commission on March 13, 2015 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)    the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)    Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)    the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary